APEX GLOBAL SOLUTIONS LIMITED

1 Tuas View Place, #03-14, Westlink One

Singapore 637433

February 25, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	APEX GLOBAL SOLUTIONS LIMITED
Request for Withdrawal of Registration Statement on Form F-1, as amended (File No. 333-289708)

Ladies and Gentlemen:

On August 19, 2025, APEX Global Solutions Limited (the “Company”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) the above referenced registration statement on Form F-1 (including all exhibits and any amendments thereto) (the “F-1”), which was subsequently declared effective by the Commission on September 29, 2025. On October 28, 2025, the Company filed Post-Effective Amendment No. 1 to the Registration Statement, which has not been declared effective (the “Post-Effective Amendment” and, collectively with the F-1, the “Registration Statement”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal because it does not intend to proceed with the public offering contemplated by the Registration Statement at this time. The Company confirms that no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please direct any questions or comments regarding this matter to the Company’s U.S. counsel, Bevilacqua PLLC, attention: Kevin (Qixiang) Sun, Esq., at (202) 869-0888 ext. 101.

Thank you for your assistance in this matter.

Very truly yours,

APEX GLOBAL SOLUTIONS LIMITED

By;	/s/ Goh Kwang Yong
Name:	Goh Kwang Yong
Title:	Chairman of the Board of Directors and Chief Executive Officer

cc:	US Tiger Securities, Inc. Bevilacqua PLLC Loeb & Loeb LLP